Supplement Dated February 19, 2015 to your Prospectus Dated May 1, 2014

Portfolio Addition:

Effective March 5, 2015, the following investment option is added alphabetically under Voya Investor’s Trust in General Contract Information, The Portfolios:

Investment Option	Investment Objective Summary	Investment Adviser/Sub- Adviser
Voya Global Value Advantage Portfolio	Seeks long-term capital growth and current income	Voya Investments, LLC, Sub-advised by Voya Investment Management Co. LLC

Portfolio Merger:

Merging Portfolio	Acquiring Portfolio
Voya Global Resources Portfolio	Voya Global Value Advantage Portfolio

On September 12, 2014, the Board of Trustees of Voya Investors Trust (“Board”) approved a proposal to reorganize the Merging Portfolio with and into the Acquiring Portfolio. The proposed Reorganization is subject to approval by the shareholders of the Merging Portfolio. A proxy statement/prospectus detailing the proposed Reorganization was expected to be mailed to the Merging Portfolio’s shareholders on or about January 14, 2015, and a shareholder meeting is scheduled to be held on or about February 17, 2015. The Merging Portfolio will notify its shareholders if shareholder approval of its proposed Reorganization is not obtained. If shareholder approval of the proposed Reorganization is obtained, it is expected that the Reorganization will take place on or about March 6, 2015.

If shareholders of the Merging Portfolio approve the Reorganization, from the beginning of business on February 23, 2015 through the close of business on March 6, 2015, the Merging Portfolio will be in a “transition period” during which time a transition manager will sell all or most of its assets and the transition manager may hold a large portion of the Merging Portfolio’s assets in temporary investments. During this time, the Merging Portfolio may not be pursuing its investment objective and strategies, and limitations on permissible investments and investment restrictions will not apply. The sales and purchases of securities during the transition period are expected to result in buy and sell transactions and such transactions may be made at a disadvantageous time.

Due to the reorganization, you will no longer be able to allocate new Premium Payments or make transfers to the Merging Fund Sub-Account, including program trades, as of the close of business on or about March 5, 2015.

As a result of the reorganization, as of the close of business on or about March 6, 2015:

•	If any of your Contract Value is currently invested in the Merging Portfolio Sub-Account, that Contract Value will be merged into the Acquiring Portfolio Sub-Account;
•	If any portion of your future Premium Payments is allocated to the Merging Portfolio Sub-Account, you may redirect that allocation to another Sub-Account available under your Contract;
•	Any transaction that includes an allocation to the Merging Portfolio Sub-Account will automatically be allocated to the Acquiring Portfolio Sub-Account;
•

Unless you direct us otherwise, if you are enrolled in any DCA, InvestEase®, Asset Rebalancing Program or other administrative program that includes transfers of Contract Value or allocation to the Merging Portfolio Sub-Account, your enrollment will automatically be updated to reflect the Acquiring Portfolio Sub-Account; and

•	All references and information contained in the prospectus for your Contract related to the Merging Portfolio are deleted and replaced with the Acquiring Portfolio.

This supplement should be retained with the prospectus for future reference.

HV-7606